[GRAPHIC OMITTED]


MEMORANDUM

TO:                Ellen Sazzman
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              August 12, 2009

SUBJECT:           Response to Comments to Form N-1A for JNL Series Trust
                   (the "Trust")
                   File Nos: 33-87244 and 811-8894
------------------ -------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on August 11, 2009 to the Trust's 485APOS filing on Form N1-A.

The comments, as we understood them, are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

The underscored and italicized language if viewed through EDGAR will appear in all capital letters.

PROSPECTUS

1. FOR THE JNL/MELLON CAPITAL MANAGEMENT GLOBAL ALPHA FUND, PLEASE DEFINE WHAT IS MEANT BY "LONG OR SHORT" AS REFERENCED IN THE SECOND PARAGRAPH OF THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES":

     Please  note that the  underscored  language  has been  added to the second
     paragraph  of  the  section  entitled  "PRINCIPAL  INVESTMENT   STRATEGIES"
     section.

     The Fund normally invests in instruments that provide investment exposure (i.e. taking a position, either long or short) to global equity, bond and currency markets, and in fixed-income securities. A LONG POSITION IS WHEN A SECURITY IS BOUGHT OR PURCHASED (I.E. THE INVESTOR PROFITS WHEN THE PRICE OF THE SECURITY GOES UP). A SHORT POSITION IS WHEN A SECURITY, THAT WAS NOT PREVIOUSLY HELD, IS SOLD (I.E. THE INVESTOR PROFITS WHEN THE PRICE OF THE SECURITY GOES DOWN). The Fund's investments will be focused among the major developed capital markets of the world, such as the United States, Canada, Japan, Australia, and Western Europe. The Fund ordinarily invests in at least three countries. The Fund will seek to achieve investment exposure to global equity, bond and currency markets primarily through long and short positions in futures, options and forward contracts, which should enable the Fund's portfolio managers to implement investment decisions quickly and cost-effectively. The Fund also will invest in fixed-income securities, such as bonds, notes (including structured notes), and money market instruments, to provide exposure to bond markets and for liquidity and income.


2. FOR THE JNL/T. ROWE PRICE SHORT-TERM BOND FUND, PLEASE CLARIFY THE REFERENCE TO "MINIMUM OR MAXIMUM INVESTMENT IN A PARTICULAR TYPE OF SECURITY" IN THE FIFTH PARAGRAPH OF THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES":

     Please note that the underscored language has been added to the "PRINCIPAL INVESTMENT STRATEGIES" section and the bracketed language has been deleted.

     Certain investment restrictions, such as a required minimum or maximum investment in a particular type of security, are measured at the time the Fund purchases a security. The status, market value, maturity, credit quality, or other characteristics of the Fund's securities may change after they are purchased, and this may cause the amount of the Fund's assets invested in such securities to [exceed the stated maximum restriction or fall below the stated minimum restriction as discussed above] FALL OUTSIDE THE PARAMETERS DESCRIBED IN THE FIRST PARAGRAPH ABOVE. If any of these changes occur, it would not be considered a violation of the investment restriction. However, purchases by the Fund during the time it is above or below the stated percentage restriction would be made in compliance with applicable restrictions.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

   1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                         PROSPECTUS COMMENT 1


JNL/MELLON CAPITAL MANAGEMENT GLOBAL ALPHA FUND

PRINCIPAL INVESTMENT STRATEGIES. To achieve this objective, the Fund uses a variety of investment strategies, sometimes referred to as absolute return strategies, to produce returns with low correlation with, and less volatility than, major markets over a complete market cycle; typically a period of several years. The Fund is not managed to a benchmark index. Rather than managing to track a benchmark index, the Fund seeks to provide returns that are largely independent of market moves.


The Fund normally invests in instruments that provide investment exposure (i.e. taking a position, either long or short) to global equity, bond and currency markets, and in fixed-income securities. A LONG POSITION IS WHEN A SECURITY IS BOUGHT OR PURCHASED (I.E. THE INVESTOR PROFITS WHEN THE PRICE OF THE SECURITY GOES UP). A SHORT POSITION IS WHEN A SECURITY, THAT WAS NOT PREVIOUSLY HELD, IS SOLD (I.E. THE INVESTOR PROFITS WHEN THE PRICE OF THE SECURITY GOES DOWN). The Fund's investments will be focused among the major developed capital markets of the world, such as the United States, Canada, Japan, Australia, and Western Europe. The Fund ordinarily invests in at least three countries. The Fund will seek to achieve investment exposure to global equity, bond and currency markets primarily through long and short positions in futures, options and forward contracts, which should enable the Fund's portfolio managers to implement investment decisions quickly and cost-effectively. The Fund also will invest in fixed-income securities, such as bonds, notes (including structured notes), and money market instruments, to provide exposure to bond markets and for liquidity and income.

                                                           PROSPECTUS COMMENT 2

JNL/T. ROWE PRICE SHORT-TERM BOND FUND (FORMERLY, JNL/GOLDMAN SACHS SHORT DURATION BOND FUND)

PRINCIPAL INVESTMENT STRATEGIES. The Fund will invest in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities. The Fund may also invest in bank obligations, collateralized mortgage obligations, and foreign securities. Normally, the Fund will invest at least 80% of its net assets in bonds. The Fund's average effective maturity will not exceed three years. The Fund will only purchase securities that are rated within the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) by at least one nationally recognized credit rating agency or, if unrated, deemed to be of comparable quality by the Sub-Adviser. The Fund may continue to hold a security that has been downgraded or loses its investment grade rating after purchase. Junk bond debt is not a principal investment risk for the Fund.

Within this broad structure, investment decisions reflect the Sub-Adviser's outlook for interest rates and the economy as well as the prices and yields of the various securities. For example, if rates are expected to fall, the Sub-Adviser may seek longer-term securities (within the Fund's program) that would provide higher yields and appreciation potential.

In keeping with the Fund's objective, it may also invest in securities, including futures, options, swaps, and other derivative-type instruments. Call or put options may be purchased or sold on securities, futures, financial indices, and foreign currencies. Fund investments may be made in interest rate, index, total return, credit default, and other types of swap agreements, as well as options on swaps (swaptions). Futures, options, and swaps may be used for a variety of purposes including but not limited to, manage exposure to changes in interest rates, bond prices, foreign currencies, and credit quality; as an efficient means of increasing or decreasing overall fund exposure to a specific part or broad segment of the U.S. market or a foreign market; in an effort to enhance income; to protect the value of portfolio securities; to serve as a cash management tool; and to adjust portfolio duration or credit exposure.

The Fund may sell holdings for a variety of reasons, such as to adjust the portfolio's average maturity, duration, or credit quality or to shift assets into higher-yielding securities or different sectors.


Certain investment restrictions, such as a required minimum or maximum investment in a particular type of security, are measured at the time the Fund purchases a security. The status, market value, maturity, credit quality, or other characteristics of the Fund's securities may change after they are purchased, and this may cause the amount of the Fund's assets invested in such securities to FALL OUTSIDE THE PARAMETERS DESCRIBED IN THE FIRST PARAGRAPH ABOVE. If any of these changes occur, it would not be considered a violation of the investment restriction. However, purchases by the Fund during the time it is above or below the stated percentage restriction would be made in compliance with applicable restrictions.